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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NeoNet Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pavonia Avenue
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes 201-526-8605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NeoNet Securities Inc., as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Syed F Ahmad
Notary Public, State of New Jersey
No. 2335284
Qualified in Morris County
Commission Expires Sept. 9, 2010

[signature]
Notary Public

[signature]
Signature

Financial Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NeoNet Securities, Inc.

(A subsidiary of NeoNet AB)

Statement of Financial Condition
(Available for Public Inspection)
December 31, 2005

NeoNet Securities, Inc.
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
NeoNet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

NeonNet Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 2,150,643
Receivable from clearing brokers, including clearing deposit of $100,000	571,580
Receivable from NeoNet Securities AB	16,761,586
Receivable from broker-dealers	1,337,591
Receivable from customers	399,486
Property and equipment, net	54,766
Other assets	211,808
Total assets	$ 21,487,460
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers	$ 15,772,235
Due to NeoNet Securities AB	3,065,044
Payable to customers	74,747
Accounts payable and accrued expenses	523,696
Subordinated borrowings	550,000
Total liabilities	19,985,722
Commitments (Note 4)	
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	3
Additional paid in capital	2,950,000
Accumulated deficit	(1,448,265)
Total stockholder's equity	1,501,738
Total liabilities and stockholder's equity	$ 21,487,460

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent"), located in Stockholm, Sweden. The Parent is a listed Company on the Stockholm Stock Exchange. The Company provides electronic brokerage services to broker/dealers and other clients by providing access to the US and European market places from a single access point.

Translation of Foreign Currency
The Company's functional currency is the United States dollar. Purchases and sales of securities, and income and expenses that are denominated in other currencies are translated into US dollar amounts on the transaction date.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation, and are depreciated on the straight-line method over their estimated useful lives of five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Securities Transactions
Receivables from and payables relating to revenue activity connected to other securities activities conducted on behalf of such parties may result in receivables or payables due to transactions which have not completed their settlement activity. Securities transactions with customers, NeoNet Securities AB and broker/dealers are reflected on the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Receivable from Clearing Broker

The Company has a clearing agreement with Merrill Lynch ("Merrill") to act as their clearing broker. The agreement with Merrill requires the Company to maintain a cash deposit of $100,000. Further, under the agreement with Merrill, the Company is required to pay $10,000 per month unless they generate revenue in excess of the monthly $10,000 minimum. The Company did not incur any such charges in 2005.

3. Property and Equipment

Property and equipment at December 31, 2005 are as follows:

Furniture	$	6,419
Equipment		177,976
Leasehold improvements		2,000
Software		9,736
		196,131
Less accumulated depreciation and amortization		(141,365)
	$	54,766

During the year ended December 31, 2005, the Company relocated its offices, and in connection with this, sold property and equipment which had a cost, net of accumulated depreciation of $18,588 for cash proceeds of $16,462 resulting in a loss on disposal of $2,126. In addition, leasehold improvements which were fully amortized, were abandoned.

4. Commitments

On April 4, 2005, the Company entered into an operating lease for office space that expires on April 30, 2008. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,		
2006	$	152,338
2007		96,908
2008		32,303
	$	281,549

The Company also received a one-month lease abatement during 2005. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

5. Sub-Lease Agreement

The Company subleases office space and certain furniture and equipment, to one sublessee under non-cancelable operating leases which expires on February 27, 2006, and both sublessee and sublessor may at its option terminate the sublease upon notice to the other party. Upon such termination, the sublessor shall return any prepaid rent and thereafter neither party shall have any further obligations to the other under the sublease, except for those, if any that expressly survive the termination of the sublease. At December 31, 2005 the Company has a remaining reserve for losses on the sublease of $17,356, included in accounts payable and accrued expenses on the Statement of Financial Condition.

6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually.

7. Income Taxes

At December 31, 2005, the Company has deferred income tax asset of approximately $792,224 resulting from net operating loss carryforwards of approximately $1,319,950 for Federal and $5,916,428 for state and local income tax purposes, all of which expire in 2025. The deferred tax asset has been fully reserved due to management's assessment relating to the uncertainty of the realization of the carryforwards due to the Company's lack of a consistent history of profitable operations.

For the deferred tax asset relating to state and local income tax, the Company also believes that its net operating loss carryforwards will expire prior to their utilization due to the Company's relocation to a different state from that where it incurred the operating losses.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule'), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $1,356,000, which exceeded its requirement by approximately $1,106,000.

9. Related Party Transactions

The borrowings under subordination agreements at December 31, 2005 include two notes issued to the Parent, each bearing interest at 6% and maturing on October 31,2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional funding up to $400,000 in the form of cash capital contributions as may from time to time be required in order to meet the business requirements and regulatory reporting requirements of the Company through December 31, 2006.

Pursuant to a Service Agreement and Cost Sharing Agreement effective January 2005, the Company clears its securities traded on Northern European exchanges through NeoNet Securities AB a subsidiary of the Parent. The Parent guarantees the execution, clearance, and settlement of all securities transactions of the Company through NeoNet Securities AB. The Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB is non-interest bearing and is due on demand.

The Company provides operational services to NeoNet Securities under an agreement dated January 1, 2005 including various operational, financial and general administrative services. The amount due from NeoNet Securities AB is non-interest bearing and is due on demand.

The financial statements include the following items related to the Service and Cost Sharing Agreements:

Statement of Financial Condition	
Uncleared transactions	
Due from NeoNet Securities AB	$ 16,761,586
Receivable from broker-dealers	1,337,591
Payable to broker-dealers	15,772,235
Payable to customers	74,747
Due to NeoNet Securities AB	3,065,044
Receivable from customers	399,486

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use NeoNet Securities AB's proprietary trading program. The agreement was entered into on January 1, 2002 and expires December 31, 2016. This agreement requires a monthly payment of 750,000 Swedish Krona (or approximately $94,300 using the exchange rate at December 31, 2005).

As of December 31, 2005, the future license fee commitment under this agreement is approximately as follows (using the exchange rate as of December 31, 2005):

Year ending December 31,	
2006	$ 1,131,600
2007	1,131,600
2008	1,131,600
Thereafter and through 2016	9,052,800
	$ 12,447,600

10. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrations of credit risk with regard to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrations of credit risk are approximately 86% of the Company's total assets and approximately 97% of the Company's total liabilities as reflected on the statement of financial condition at December 31, 2005.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's

maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Pursuant to the Company's contract with Merrill, in the event the Company terminates the agreement prior to such agreement's stated termination date, the Company has agreed to pay Merrill for any amounts which would have been owed based on a minimum clearing fee of $10,000 per month, measured by the time from the actual termination date through the agreement's stated termination, plus any extension to such term. As the Company does not presently intend to terminate such agreement, no accrual has been recorded as no amount can be estimated.

11. SEC Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.